UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42260

POWELL MAX LIMITED

(Exact name of registrant as specified in its charter)

22/F., Euro Trade Centre,

13-14 Connaught Road Central,

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

Nasdaq Deficiency Notice

Powell Max Limited (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, announced that on February 5, 2026 it received a notification from The Nasdaq Stock Market LLC (“Nasdaq”) stating that, due to the resignation of Ms. Lee Chern Koay from the Company’s board of directors and audit committee effective December 31, 2025, the Company no longer meets certain Nasdaq corporate governance requirements, specifically the independent director and audit committee composition rules under Nasdaq Listing Rule 5605(c)(2) and related provisions, which require an audit committee composed of at least three independent directors.

Nasdaq has provided the Company with a cure period under the applicable listing rules, granting the Company until the earlier of its next annual shareholders’ meeting or December 31, 2026 (and, if the next annual meeting occurs before June 29, 2026, then no later than June 29, 2026) to regain compliance by submitting to Nasdaq documentation, including biographies of any new directors, evidencing compliance.

On January 30, 2026, the Company’s board of directors appointed four new independent directors and on February 6, 2026, the Company’s board of directors reconstituted the audit committee to consist of three independent directors, each of whom satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and the heightened independence and financial literacy requirements of Nasdaq Listing Rule 5605(c)(2). As a result, the Company believes it has regained compliance with the applicable Nasdaq corporate governance requirements. The Company has notified Nasdaq of the foregoing and intends to continue to monitor its compliance with all applicable listing standards.

On February 11, 2026, the Company issued a press release announcing the above referenced notice. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this report, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The information is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Geordan Pursglove
Geordan Pursglove
Chief Executive Officer

Date: February 11, 2026

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